BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100 • Chicago, Illinois 60602-4207

312.372.1121 • Fax 312.827.8000

LAURA E. SIMPSON

312.807-4219

lsimpson@bellboyd.com

Direct Fax: 312.345-9979

VIA EDGAR

November 17, 2006

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Artisan Funds, Inc.

1933 Act Registration No. 33-88316

1940 Act Registration No. 811-8932

Ladies and Gentlemen:

On behalf of Artisan Funds, Inc. (“Artisan Funds”) and pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, we enclose one copy of the executed Third Amended Fidelity Bond Allocation Agreement (the “Allocation Agreement”) dated November 10, 2006 among the Fund, Artisan Partners Limited Partnership, Artisan Distributors LLC, Artisan Special Equity Fund LP and Artisan Special Equity GP LLC (attached as Exhibit A).

Within ten days after receipt of the executed joint fidelity bond, we will file one copy of the executed joint fidelity bond and one copy of the resolutions adopted by the board of directors of Artisan Funds approving the amount, type, form and coverage of the bond, along with the Allocation Agreement, pursuant to Rule 17g-1(g)(1). If you have any questions or require additional information, please contact the undersigned at 312-807-4219.

Very truly yours,

/s/ Laura E. Simpson
Laura E. Simpson

chicago • washington